

03024001

82-3023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

03 JUN 23 AM 7:21

June 17, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) News Release dated June 2, 2003
(b) News Release dated June 9, 2003
(c) Material Change Report dated June 2, 2003
(d) Material Change Report dated June 9, 2003

Please contact the undersigned if you have any questions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Yours truly,
Golden Hope Mines Limited



Ronald Haller
Secretary



File Number: 82-4991

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, MSH 1B6

NEWS RELEASE

TSX Trading Symbol: YGH.V
SEC. Exemption: 12(g)3-2(b)

June 2, 2003

The Company wishes to announce that it has closed the private placement announced on May 5, 2003. The placement consists of 1,000,000 common shares, at a price of $0.10 per share with a share purchase warrant attached entitling the purchaser to acquire an additional 1,000,000 common shares, at a price of $0.10 per share for a two year period. The shares are subject to a hold period expiring May 4, 2004.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, contact Debra Chapman: 604-434-8829

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

File Number: 82-4991

June 9, 2003

GOLDEN HOPE MINES LIMITED ("YGH")
OSISKO EXPLORATION LTD ("OSK")

- Property-Asset Agreement

TSX Venture Exchange has accepted for filing documentation pertaining to an Option Agreement, dated May 21, 2003, between Golden Hope Mines Limited (the 'Company'), and Osisko Exploration Ltd. ('Osisko'), whereby Osisko can acquire up to a 60% interest in the Bellechasse Property from the Company. The mineral claims are location in the Bellechasse and Panet Townships, Quebec.

Osisko can earn a fifty percent (50%) interest in consideration for $3,500,000 in expenditures over a three and one half (3 1/2) year period, of which $500,000 is to be spent between June and November, 2003. An additional 10 interest can be earned by providing a bankable feasibility study.

For further details, please refer to the Company's press release dated May 22, 2003.

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   June 2, 2003

3. **Press Release**

   Market News Publishing Inc. – June 2, 2003

4. **Summary of Material Change**

   Golden Hope Mines Limited closes $100,000 private placement.

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 2nd day of June, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   June 9, 2003

3. **Press Release**

   Market News Publishing Inc. – June 9, 2003

4. **Summary of Material Change**

   The TSX Venture Exchange has accepted for filing documentation pertaining to an Option Agreement with Osisko Exploration Ltd. for the development of the Bellechase Gold Project..

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 9th day of June, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary